Exhibit 99.1

VIQ Solutions to Report Third Quarter 2021 Financial

Results on Tuesday, November 9, 2021

PHOENIX, ARIZONA, November 4, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX:VQS and NASDAQ:VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, will release its financial results for the third quarter ended September 30, 2021, after market close on Tuesday, November 9, 2021. VIQ management will host a conference call to discuss these results on Wednesday, November 10 at 11:00 AM Eastern Time.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-833-378-1030 (North America toll-free) or +1-236-712-2544 (international) to be connected to the call by an operator using conference ID number 7969525. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.